Exhibit 99.4

Supplemental Information FOR HOLDERS OF AMERICAN DEPOSITARY SHARES TO ACCOMPANY THE INVITATION AND AGENDA FOR THE 2022 ANNUAL GENERAL MEETING

In this document (1) “FMC-AG & Co. KGaA,” the “Company,” “we,” “us” or “our” refer to both Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares and to Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares previously called Fresenius AG, a German stock corporation. “Group” refers to the Company including its subsidiaries. Each of “Management AG,” “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. “Management Board” and “our Management Board” refer to the members of the management board of Management AG and, except as otherwise specified (see, e.g., "(iv) Compensation of the Management Board and the Supervisory Board"), “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FMC-AG & Co. KGaA. “Ordinary Shares” refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as “shares.” The term “North America Segment” refers to our North America operating segment; the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to our Asia-Pacific operating segment, and the term “Latin America Segment” refers to our Latin America operating segment. “THOUS” is used to denote the presentation of amounts in thousands and “M” is used to denote the presentation of amounts in millions. Share data are presented in actual amounts.

As a foreign private issuer under the rules and regulations of the United States (“U.S.”) Securities and Exchange Commission (“SEC”), we are not subject to the SEC’s proxy rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE, our General Partner and our independent directors, FMC-AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, we will furnish to the SEC and make available for holders of our American Depositary Shares ("ADSs") information which is generally comparable to that which would be provided by a U.S. corporation, except that we agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

•	(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA;

•	(ii) Trading Markets for our Securities;

•	(iii) Directors and Senior Management;

•	(iv) Compensation of the Management Board and the Supervisory Board;

•	(v) Fresenius Medical Care AG & Co. KGaA share-based plans, and

•	(vi) Material Transactions between FMC-AG & Co. KGaA and its subsidiaries and directors, officers and controlling persons of FMC-AG & Co. KGaA.

The above information contained in this document, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC (our “2021 20-F”).

Our 2021 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com on the “Investors” page under “News and Publications.” This Supplemental Information is available together with a convenience translation of the Agenda and Invitation to the Annual General Meeting (“AGM”) to be held on May 12, 2022 (the “2022 AGM Invitation”) and certain other reports referred to in the 2022 AGM Invitation. Copies of these materials have been posted on the website for the AGM at www.freseniusmedicalcare.com/en/agm and may also be obtained from Bank of New York Mellon, the depositary for our ADSs (the "Depositary").

(i)	Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the SEC or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt (“ADR”) form, we, despite a right to request depositaries to disclose corresponding information, face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

Since we are a foreign private issuer under the rules of the SEC, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or “MAR”), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €20 THOUS. Persons discharging managerial responsibilities include, inter alia, the members of management as well as supervisory boards.

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union (“EU”) are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold).

Based on the most recent notices the Company received pursuant to Section 33 et seq. of the WpHG through March 25, 2022 from the shareholders listed below, they held (directly or indirectly) the following outstanding voting rights:

•	According to a notice pursuant to Sections 33, 34 of the WpHG filed by Harris Associates Investment Trust on March 17, 2022, Harris Associates Investment Trust is the beneficial owner of a total of 8,737,389 shares, or 2.98% of our shares as of March 14, 2022.

•	According to a notice pursuant to Sections 33, 34 of the WpHG filed by Harris Associates L.P. on March 15, 2022, Harris Associates L.P. is the beneficial owner of a total of 14,273,039 shares, or 4.87% of our shares as of March 10, 2022.

•	According to a notice pursuant to Sections 33, 34 of the WpHG filed by Dodge & Cox, San Francisco, California, U.S., on November 24, 2021, Dodge & Cox is the beneficial owner of a total of 8,828,783 shares, or 3.01% of our shares as of November 22, 2021.

•	According to a notice pursuant to Sections 33, 34 of the WpHG filed by Artisan Partners Asset Management Inc. on December 18, 2020, Artisan Partners Asset Management Inc. is the beneficial owner of a total of 8,999,761 shares, or 3.07% of our shares as of December 14, 2020.

•	According to a notice pursuant to Sections 33, 34 of the WpHG filed by BlackRock, Inc. on April 2, 2020, the various BlackRock entities named in the notice are the beneficial owners of a total of 9,503,066 shares, or 3.12% of our shares and of instruments relating to 0.32% of the voting rights of FMC-AG & Co. KGaA as of March 30, 2020.

•	We have been informed that as of March 25, 2022, Fresenius SE owned 94,380,382 shares, or 32.2% of our outstanding shares.

All notifications made by shareholders in accordance with the WpHG are published on the Company's website (www.freseniusmedicalcare.com) under "Investors – Shares – Shareholder Structure."

As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, “Corporate governance – Supervisory Board” in our 2021 20-F. Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

As of December 31, 2021, no member of our Supervisory Board, the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See Item "(iv) Compensation of the Management Board and the Supervisory Board" for information regarding share-based compensation, including the grants of cash-settled performance shares and provisions of the compensation system providing for mandatory share retention to promote share ownership. Additionally, stock option and other share-based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in our 2021 20-F. For information regarding outstanding options to purchase our shares, see "(v) Fresenius Medical Care AG & Co. KGaA share-based plans - Information on holdings under share-based plans."

Bank of New York Mellon, our ADS Depositary, informed us, that as of December 31, 2021, 34,537,770 ADSs were held of record by 2,473 U.S. holders. For additional information regarding our ADRs and ADSs, see “Description of Securities,” filed as Exhibit 2.1 to our 2021 20-F.

Security ownership of certain beneficial owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares of Fresenius SE, issued only in bearer form. Accordingly, Fresenius SE has, despite a right to request depositaries to disclose corresponding information, difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.62% of the Fresenius SE Ordinary Shares. See Item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA” below.

(ii)	Trading Markets for our Securities

Trading on the Frankfurt Stock Exchange

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The Ordinary Shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the Ordinary Shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006 under the symbol FME.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports, in both German and English; preparation of financial statements in accordance with international accounting standards (International Financial Reporting Standards, “IFRS,” or U.S. Generally Accepted Accounting Principles, “U.S. GAAP”); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 40 major German stocks (increased from 30 companies in September 2021). Both FMC AG & Co. KGaA and Fresenius SE are included in the DAX®.

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of Deutsche Börse AG. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

BaFin, a German federal authority, is responsible for the general supervision of securities trading pursuant to MAR, WpHG and other applicable laws.

Trading on the New York Stock Exchange

ADSs representing the Ordinary Shares of Fresenius Medical Care AG had been listed on the New York Stock Exchange (“NYSE”) since October 1, 1996. Trading in the ADSs representing the Ordinary Shares of FMC-AG & Co. KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio of our ADSs to shares from one ADSs representing one share to two ADSs representing one share. For additional information regarding ADSs see “Information pertaining to Item 12. Description of Securities Other than Equity Securities - D. American Depositary Shares - Description of American depositary receipts;” filed as Exhibit 2.1 to our 2021 20-F.

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year’s balance sheet profit (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity. In 2022, we will propose a dividend for 2021 that focuses on the continuity of historical payments as we believe that the mid- to long-term fundamental drivers of our business and growth are unchanged, despite the unprecedented effects of the Coronavirus disease 2019 (“COVID-19”) pandemic.

The General Partner and our Supervisory Board propose dividends to the AGM and the AGM approves dividends. The dividends are paid in respect of the fiscal year preceding the respective AGM. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were made in the years shown in the table. They relate to the results of operations in the year preceding the payment.

	2021	2020	2019
Per share amount	€1.34	€1.20	€1.17

At our AGM scheduled to be held on May 12, 2022, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.35 per share for 2021, payable in 2022. The dividend is subject to approval by our shareholders at our AGM as described in the 2022 AGM Invitation.

Subject to certain exceptions generally arising out of U.S. registration requirements for certain non-cash dividends, holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. For additional information regarding the distribution of dividends to ADS holders, see part D. “American Depositary Shares,” in the “Description of Securities” filed as Exhibit 2.1 to our 2021 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax in Item 10.E, “Taxation" in our 2021 20-F.

(iii)	Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (“Aktiengesetz” or “AktG”), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the General Partner, see Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA,” in our 2021 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously serve as a member on both boards, or as a member of the General Partner’s management board and our Supervisory Board. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE, the sole shareholder of Management AG (acting through its general partner, Fresenius Management SE or “Fresenius” in the context of item (iii) of this Supplemental Information). Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them, other than as a member of the General Partner's supervisory board, our Supervisory Board, or both.

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the ordinary general meeting of shareholders held during the fourth fiscal year following the year in which the respective member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner’s supervisory board took place on May 20, 2021. Members of the General Partner’s supervisory board may be removed only by a court decision or by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us. The General Partner’s supervisory board is also responsible for determining the compensation for the individual members of the Management Board as well as determining and reviewing the compensation system for the members of the Management Board.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Dr. Schenk, Mr. Classon, Mr. Sorensen and Ms. Witz are also members of the Supervisory Board of FMC AG & Co. KGaA.

Name	Age (as of December 31, 2021)
Mr. Stephan Sturm, Chairman(1) (2)	58
Dr. Dieter Schenk, Vice Chairman(1) (2) (4)	69
Mr. Rolf A. Classon(1) (3) (4) (5)	76
Ms. Rachel Empey	45
Mr. Gregory Sorensen MD(5)	59

(1) Member of the Human Resources Committee of the supervisory board of Management AG
(2) Member Nomination Committee of the supervisory board of Management AG.
(3) Member of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA.
(4) Member of the Nomination Committee of FMC-AG & Co KGaA.
(5) Independent director for purposes of our pooling agreement

MR. STEPHAN STURM has been Chairman of the Management Board of Fresenius Management SE since July 1, 2016, after serving for over 11 years as Fresenius’ Chief Financial Officer. Prior to joining Fresenius in 2005, he was a Managing Director of Credit Suisse First Boston (“CSFB”), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB’s European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Düsseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University. Mr. Sturm is the Chairman of the supervisory boards of Fresenius Kabi AG and Vamed AG.

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is Vice Chairman of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chairman of our Supervisory Board in 2018; previously Dr. Schenk served as the Vice Chairman of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm Noerr LLP from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, HWT invest AG and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board and of the Economic Council of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon also has served on the Board of Directors of Catalent Inc. since August 2014 and as a member of the Board of Directors of Perrigo Company plc, since May 8, 2017. Mr. Classon was the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. until March 6, 2018 as well as the Chairman of the Board of Directors for Tecan Group Ltd. until April 18, 2018.

MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms. Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an audit executive at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 and served on the Board of Directors of Inchcape plc until April 30, 2021. Since May 12, 2021, she is a member of the supervisory board of BMW AG.

MR. GREGORY SORENSEN, MD, became a member of the supervisory board of the General Partner on May 20, 2021 and a member of the Supervisory Board on May 20, 2021. Mr. Sorensen holds an MD degree from Harvard Medical School, an MS in Computer Science from Brigham Young University and a BS in Biology from the California Institute of Technology. Mr. Sorensen has been Chief Executive Officer of DeepHealth, Inc. and Executive Chairman of the Board of Directors of IMRIS (Deerfield Imaging, Inc.) since 2015. From 2011 until 2015, he was President and Chief Executive Officer of Siemens Medical Solutions USA, Inc.

MS. PASCALE WITZ became a member of the supervisory board of Management AG in May 2021 and has been a member of our Supervisory Board since May 12, 2016. Ms. Witz is currently president of PWH Advisors, a strategic advisory firm serving Life Sciences companies. Ms. Witz was a member of the Executive Committee of Sanofi S.A., serving as Executive Vice President, Diabetes and Cardiovascular, after serving as Executive Vice President, Global Pharmaceutical Divisions. From 2009 to 2013, Ms. Witz was President and CEO of GE Healthcare Pharmaceutical Diagnostics. Previously, Ms. Witz held a number of other executive positions at GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Therapeutics since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below. Our General Partner’s supervisory board has resolved an age limit for the Management Board members. Board members of the General Partner shall, as a rule, retire from the Management Board at the end of the calendar year in which they reach the age of 65 years. The age limit for Management Board members does not apply to the current term of office of Mr. Rice Powell.

On November 2, 2021 we entered the next phase of our FME25 Program: the transformation of our operating model to provide the base for future sustainable growth. In the new model, we intend to reorganize our business in two global operating segments beginning in 2023. We will consolidate our health care products business, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management, under a global umbrella (“Care Enablement”). The products business will be organized along the three treatment modalities that we serve: In-center, Home and Critical Care. Our global health care services business will be combined into one segment (“Care Delivery”). Our Global Medical Office will continue to leverage the vertically integrated approach to optimize clinical outcomes for our patients. However, new reporting lines reflecting this proposed operating model became effective January 1, 2022, and are reflected in the information provided below for the Management Board.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Age (as of December 31, 2020)	Position	Year term expires
Mr. Rice Powell	66	Chief Executive Officer and Chairman of the Management Board	2022
Ms. Helen Giza	53	Chief Financial Officer and Chief Transformation Officer	2022
Mr. William Valle	61	Management Board Member responsible for Care Delivery	2025
Dr. Katarzyna Mazur-Hofsäß	58	Management Board Member responsible for Care Enablement	2026
Mr. Franklin W. Maddux, MD	64	Global Chief Medical Officer	2022

MR. RICE POWELL is Chief Executive Officer and Chairman of the Management Board effective January 1, 2013. Prior to that, he was Vice Chairman of the Management Board and Member of the Management Board responsible for the North America Segment from 2010 to 2012. He joined the Company in 1997 and was appointed to the Company’s Management Board and Co-CEO of Fresenius Medical Care North America in January 2004. He has over 36 years of experience in the health care industry. From 1978 to 1996, he held various positions, among others, at Baxter International Inc. and Biogen Inc. in the U.S. Mr. Powell is also a member of the management board of Fresenius Management SE.

MS. HELEN GIZA was appointed Chief Financial Officer of the Management Board effective November 1, 2019. Effective January 1, 2022, Ms. Giza was also designated the Chief Transformation Officer of the Management Board and assumed responsibility for General & Administrative functions in the implementation of our new operating model. Prior to joining Fresenius Medical Care, she was Chief Integration and Divestiture Management Officer at Takeda Pharmaceuticals. Before joining the Takeda Corporate Executive Team, she served as Chief Financial Officer of Takeda’s U.S. business unit from 2008 to 2018. Prior to that, she held a number of key international finance and controlling positions, amongst others, at TAP Pharmaceuticals and Abbott Laboratories. Ms. Helen Giza is a U.K. Chartered Certified Accountant and holds a Master of Business Administration from the Kellogg School of Management at Northwestern University in Evanston, Illinois, U.S.

MR. WILLIAM VALLE was appointed Chief Executive Officer for Fresenius Medical Care North America (“FMCNA”) effective January 2017 and a member of the Management Board on February 17, 2017. Effective January 1 2022, Mr. Valle was designated Management Board member responsible for Care Delivery. Mr. Valle was Executive Vice President responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has more than 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR. KATARZYNA MAZUR-HOFSÄß was designated Management Board member responsible for Care Enablement effective January 1, 2022. She was previously appointed Chief Executive Officer for the EMEA Segment effective September 1, 2018. Since 2013, she was president for EMEA at the med-tech company Zimmer Biomet. In her 25 year-professional career, Dr. Mazur-Hofsäß gained extensive international experience in executive general management positions. She is a physician by educational background and holds a Ph.D. from Gdansk Medical University in Poland as well as an MBA from the Warsaw School of Economics and the University of Minnesota. Dr. Mazur-Hofsäß is a non-executive member of the Board of Directors of Smith & Nephew plc.

MR. FRANKLIN W. MADDUX, MD was appointed Global Chief Medical Officer in 2019 and appointed to the Management Board on January 1, 2020. He is an expert nephrologist, IT entrepreneur and health care executive with more than 30 years of experience in health care. He joined the Company in 2009 as Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network on the continent. His expertise and research interests have focused on quality care for chronic kidney disease patients around the world. He also serves as the Company’s board observer at Humacyte, Inc.

The Supervisory Board of FMC-AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Generally, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The most recent regular elections took place on May 20, 2021. The Supervisory Board has further resolved an age limit for its members and shall, as a rule, only include persons who have not reached the age of 75 years at the time of their election or appointment. Before the expiration of their term, members of the Supervisory Board may be removed only by a court decision or by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.

Fresenius SE, as the sole shareholder of Management AG, our General Partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA” in our 2021 20-F.

The current Supervisory Board consists of six persons, four of whom – Messrs. Schenk (Chairman), Classon (Vice Chairman), Sorensen and Ms. Witz – are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see “The General Partner’s Supervisory Board,” above. The ages listed below are as of December 31, 2021.

PROF. DR. GREGOR ZÜND, 62, has been appointed as a member of the Supervisory Board on October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education, he has been a member of the hospital’s executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is a professor at the University of Zurich.

DR. DOROTHEA WENZEL, 52, became a member of the Supervisory Board effective May 16, 2019 and was the Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA until September 1,2021. Dr. Wenzel has previously held a number of finance and business positions in the health care industry at Merck KGaA, AXA Krankenversicherung AG and Medvantis Holding AG. Dr. Wenzel was also a Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems of the Federal Ministry of Health (Germany). Dr. Wenzel holds a doctorate in Health Economics and a diploma in business & computer sciences from the Technical University of Darmstadt. Dr. Wenzel has been a member of the Board of Directors of H. Lundberg A/S, Denmark, since March 23, 2021. Since May 2021, Dr. Wenzel has also served as the Lead Independent Director on our Supervisory Board, whose role is to ensure that the interests of all shareholders are given adequate consideration in the dealings, negotiations, discussions and decisions of the Supervisory Board. This role includes addressing matters relating to environmental, social and governance aspects of the Company as well as developing and proposing measures on such environmental, social and governance aspects. On February 24, 2021, Dr. Wenzel was appointed to serve on the board, as well as the Audit and Finance Committee, of Dentsply Sirona Inc.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the General Partner’s management measures to its consent or issue rules of procedure for the General Partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA” in our 2021 20-F. Among other matters, the Supervisory Board will, together with the General Partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee of the Supervisory Board also recommends to the Supervisory Board a candidate as the Company’s auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements included in the periodic reports that we file with the SEC.

The business address of all members of our Management Board and our Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

Governance Matters and Board Practices

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the Compensation System 2020+ for our Management Board was adopted subject to, and was approved by, our AGM on August 27, 2020. The Compensation System 2020+ is also reviewed by an independent external compensation expert as amendments to the system are made. A convenience translation of our Compensation Report for 2021 is included in item (iv) below, “Compensation of the Management Board and the Supervisory Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements to provide pay ratio disclosure and a “Compensation Discussion and Analysis” are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law, and we disclose the compensation paid to members of the Management Board, the Supervisory Board and the supervisory board of the General Partner in our Compensation Report. See "(iv) Compensation of the Management Board and the Supervisory Board” below. In 2015, as required by the Dodd-Frank Act, the SEC issued a proposal for disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance, and also issued its proposed compensation “clawback” rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. The proposals received extensive comments from issuers and participants in the securities markets. Neither proposal has been withdrawn and the SEC reopened the public comment period for the “clawback” proposal in October 2021 and for the “pay vs. performance” rule in January 2022. If adopted, the “pay vs. performance” rule would be implemented through the SEC’s proxy rules and, like the other rules mentioned above, would not apply to the Company. If the SEC’s proposed clawback rule is eventually adopted as proposed, requirements of that rule would apply to both U.S. domestic and foreign private issuers and would impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Under the terms and conditions of our LTIP 2016 plan, our MB LTIP 2019 plan and our MB LTIP 2020 plan, and the employment contracts concluded with the members of the Management Board, the Company is entitled to reclaim previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. See item (iv) below, “Compensation of the Management Board and the Supervisory Board.”

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See item 16.G “Corporate governance,” in our 2021 20-F for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G. of our 2021 20-F includes a brief general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see item (iii), “Directors and Senior Management,” above. For information regarding certain compensation payable to certain former members of the General Partner’s Management Board after termination of their employment and information regarding settlements with certain former members of the General Partner’s Management Board in connection with their respective resignations from the Management Board effective December 31, 2021, see item (iv), “Compensation of the Management Board and the Supervisory Board” below. The compensation system was approved by the ordinary general meeting of the Company on August 27, 2020 and the compensation to be granted to the members of the Management Board is determined by the full supervisory board of Management AG. It is assisted in these matters, particularly in the evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr. Dieter Schenk (Vice Chairman) and Rolf A. Classon.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of Rolf A. Classon (Chairman), Pascale Witz (Vice Chairman), and Dr. Dorothea Wenzel, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•	overseeing FMC-AG & Co. KGaA’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control systems;

•	overseeing the independence and performance of FMC-AG & Co. KGaA’s outside auditors

•	overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global health care companies, including adherence to our Code of Ethics and Business Conduct;

•	overseeing the effectiveness of our risk management system;

•	overseeing our corporate governance performance according to the German Corporate Governance Code;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•	recommending to the Supervisory Board a candidate as an independent auditor to audit our German statutory financial statements (to be proposed by the Supervisory Board for election by our shareholders at our AGM) and approval of their fees;

•	retaining the services of our independent auditors to audit our consolidated financial statements and approval of their fees; and

•	pre-approving all audit and non-audit services performed by our independent auditors.

In 2005, we established a joint committee (the “Joint Committee”) (Gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Stephan Sturm and Rachel Empey. The two members from our Supervisory Board are Dr. Dorothea Wenzel and Rolf A. Classon. The Joint Committee advises on and approves certain extraordinary management measures, including:

•	transactions between us and Fresenius SE and its subsidiaries (other than the Company and subsidiaries of the Company) if considerable importance is attributed to them and the value exceeds 0.25% of our consolidated revenue, and

•	acquisitions and sales of significant participations and parts of companies, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Dr. Dieter Schenk (Chairman), Rolf A. Classon (Vice Chairman) and Dr. Dorothea Wenzel.

The supervisory board of our General Partner, Management AG, was, until May 20, 2021, supported by a Regulatory and Reimbursement Assessment Committee, whose members were William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), and Dr. Dieter Schenk. The primary function of this committee was to assist and to represent the supervisory board in fulfilling its responsibilities, primarily through reviewing and analyzing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis and other services. In the U.S., these reimbursement regulations are mandated by the Department of Health and Human Services and the Centers for Medicare and Medicaid Services (“CMS”) for dialysis and other services. Similar regulatory agencies exist country by country in the international regions to address the conditions for payment of dialysis and other treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman) and Dr. Dieter Schenk (Vice Chairman).

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, “Corporate governance” in our 2021 20-F.

(iv)	Compensation of the Management Board and the Supervisory Board

We are exempt from NYSE and SEC rules requiring listed companies to maintain compensation committees consisting of independent directors. We are also not subject to the compensation disclosure provisions of SEC Regulation S-K, which include a requirement to provide a “Compensation Discussion and Analysis” explaining the material elements of the compensation paid to a company’s CEO, CFO, and certain other highly compensated executive officers or employees. See Item 16G, “Corporate Governance” in our 2021 20-F. Instead, as a German publicly-held company, we prepare a Compensation Report in accordance with the requirements of section 162 of the German Stock Corporation Act (“Compensation Report”).

A convenience translation of the Compensation Report of FMC-AG & Co. KGaA is included in the 2022 AGM Invitation, which is available on the Company’s website at www.freseniusmedicalcare.com/en/agm.

(v)	Fresenius Medical Care AG & Co. KGaA share-based plans

As of December 31, 2021, the Company has various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2016–2021 (“Performance Shares”)

As of May 11, 2016, the issuance of stock options and Phantom Stock under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (“LTIP 2011”) terminated. Furthermore, as of January 1, 2019 the issuance of Performance Shares under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (“LTIP 2016”) terminated. Additionally, the Management Board has approved and adopted the Fresenius Medical Care AG & Co. KGaA NxStage Long Term Incentive Plan (“NxStage LTIP”) for the management board and managerial staff members of NxStage in the course of the integration of NxStage into the Company. An allocation has been made once in 2019. Furthermore, as of January 1, 2020 the issuance of Performance Shares under the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (“MB LTIP 2019”) is no longer possible.

In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, successor programs were introduced. For members of the Management Board, the supervisory board of Management AG has approved and adopted the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 (“MB LTIP 2020”) effective January 1, 2020. For the members of the management boards of affiliated companies and managerial staff members, the Management Board has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2019 (“LTIP 2019”) effective January 1, 2019.

The LTIP 2016, the NxStage LTIP, the MB LTIP 2019, the LTIP 2019 and the MB LTIP 2020 are each variable compensation programs with long-term incentive effects which allocate or allocated so-called “Performance Shares.” Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

The following table provides an overview of these plans.

	MB LTIP 2020	LTIP 2019	MB LTIP 2019	NxStage LTIP	LTIP 2016
Eligible persons	Members of the Management Board	Other Plan participants	Members of the Management Board	Other Plan participants	Members of the Management Board and other plan participants
Years in which an allocation occurred	2020–2021	2019–2021	2019	2019	2016–2018
Months in which an allocation occurred	November (2020), March (2021)	July, December	July, December	February	July, December

Under the current compensation system, the supervisory board of Management AG defines an initial value for each Management Board member’s allocation by applying a multiplier to the relevant base salary. Such allocation value equals 135% (multiplier of 1.35) of the relevant base salary. In case of appointments to the Management Board during a fiscal year, the amount to be allocated to such member can be pro-rated. For plan participants other than the members of the Management Board, the determination of the allocation value will be made by the Management Board, taking into account the individual responsibility of each plan participant. The initial allocation value is determined in the currency in which the respective participant receives his or her base salary at the time of the allocation. In order to determine the number of Performance Shares each plan participant receives, the respective allocation value will be divided by the value per Performance Share at the time of the allocation, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective allocation date.

The number of allocated Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth at constant currency (“Revenue Growth”), (ii) growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (“Net Income Growth”) and (iii) return on invested capital (“ROIC”).

In addition to the three performance targets above, and for the LTIP 2019 exclusively, the level of achievement for Performance Shares allocated in year 2019 may be subject to an increase if certain targets in relation to the second phase of the Company’s Global Efficiency Program (“GEP-II targets”) and in relation to the Free Cash Flow (“Free Cash Flow target”) are achieved.

Revenue, net income and ROIC are determined according to the Company’s consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS, applying the respective plan terms. Revenue Growth, Net Income Growth and the fulfillment of the GEP-II targets, for the purpose of the relevant plan, are determined at constant currency.

Performance targets

The performance targets and the target values to be applied for the fiscal year 2021 for Performance Shares allocated in the fiscal year under the MB LTIP 2020 and under the LTIP 2019 are presented in the table below.

	Target values	Target achievement	Weight
Performance target 1: Revenue Growth	≤ 1%	0%
	6%	100%	1/3
	≥ 11%	200%
Performance target 2: Net Income Growth	≤ 0%	0%
	5%	100%	1/3
	≥ 10%	200%
Performance target 3: ROIC	≤ 5,5%	0%
	6%	100%	1/3
	≥ 6,5%	200%

If Revenue Growth, Net Income Growth or ROIC range between these values, the respective degree of target achievement will be linearly interpolated.

For Performance Shares allocated in 2020, for the fiscal years 2020 and 2021, an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 6%; Revenue Growth of 1% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 11%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated in 2020, for the fiscal years 2020 and 2021, an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 5%. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 10%. If Net Income Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated in 2020, for the fiscal years 2020 and 2021, an annual target achievement level of 100% for the ROIC performance target will be reached if ROIC is 6.0%. In case of a ROIC of 5.5%, the target achievement level will be 0%; the maximum target achievement of 200% will be reached in the case of a ROIC of at least 6.5%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

For Performance Shares allocated throughout 2016 to 2019, for each individual year of the three-year performance period an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 7%; Revenue Growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 16%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated throughout 2016 to 2019, for each individual year of the three-year performance period an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 7%. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

For Performance Shares allocated throughout 2016 to 2019, an annual target achievement level of 100% for ROIC will be reached if the target ROIC as defined for the applicable year is reached. For Performance Shares allocated throughout 2016 to 2019, the target ROIC is 7.3% for 2016, 7.5% for 2017, 7.7% for 2018, 7.9% for 2019 8.1% for 2020 and 8.1% for 2021. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the applicable year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period for Performance Shares allocated throughout years 2016 to 2019 is equal to or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the applicable performance period.

For all plans, the achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%. For Performance Shares allocated in fiscal year 2019 under the LTIP 2019, the overall target achievement shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. Furthermore, the overall target achievement for Performance Shares allocated in year 2019 under the LTIP 2019 shall be increased by 20 percentage points if the Free Cash Flow target achievement is 200%. In case of a GEP-II targets achievement between 0% and 100% and a Free Cash Flow target achievement between 0% and 200%, the increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement shall not exceed 200%.

The number of Performance Shares allocated to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

Vesting conditions

For the MB LTIP 2020, the final number of Performance Shares is generally deemed earned three years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant and which can be reduced to meet the respective maximum compensation of the participant, less taxes and contributions is transferred to a credit institution which uses it for the purchase of shares of the Company on the stock exchange on behalf of the participant. The shares acquired in this way are subject to a holding period of at least one year. After the lapse of this holding period, the participant can decide to further hold or sell these shares.

For the LTIP 2019, the final number of Performance Shares is generally deemed earned three years after the day of a respective allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant, will then be paid to the plan participants as cash compensation.

For the MB LTIP 2019, the final number of Performance Shares is generally deemed earned four years after the day of a respective allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For the NxStage LTIP, the final number of Performance Shares allocated in February 2019 is generally deemed earned in December 2022. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For the LTIP 2016, the final number of Performance Shares is generally deemed earned four years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

Allocation of Performance Shares

During 2021, the Company allocated 192,446 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €54.69 each and a total fair value of €10,525 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2021, the Company allocated 935,814 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €53.27 each and a total fair value of €49,851 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2020, the Company allocated 159,607 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €64.20 each and a total fair value of €10,247 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2020, the Company allocated 800,165 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €64.06 each and a total fair value of €51,259 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company allocated 114,999 Performance Shares under the MB LTIP 2019 at a measurement date weighted average fair value of €60.70 each and a total fair value of €6,980 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company allocated 817,089 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €62.16 each and a total fair value of €50,790 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company allocated 55,978 Performance Shares under the NxStage LTIP at a measurement date weighted average fair value of €62.17 each and a total fair value of €3,480 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011 (stock options and “Phantom Stock”)

On May 12, 2011, the 2011 SOP was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom Stock. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 were subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 THOUS subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

Phantom Stock awards under the LTIP 2011 entitled the holders to receive payment in euro from the Company upon exercise of the Phantom Stock. The payment per Phantom Stock in lieu of the issuance of such stock was based upon the share price on the Frankfurt Stock Exchange of one of the Company’s shares on the exercise date. Phantom Stock awards had a five-year term and could be exercised for the first time after a four-year vesting period. For participants who were U.S. taxpayers, the Phantom Stock was deemed to be exercised in any event in the month of March following the end of the vesting period.

New incentive bonus plan

Since January 1, 2020 and under the Company’s new compensation system, the issuance of awards under the New Incentive Bonus Plan (“NIBP”) is no longer possible. In 2019, the members of the Management Board were eligible for performance-related compensation that depended upon achievement of pre-defined targets. The targets were measured based on the adjusted net income growth attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (”Adjusted Net Income Growth“), adjusted net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments (“Adjusted Free Cash Flow”) in percent of revenues and adjusted operating margin (“Adjusted Operating Margin“), and were derived from the comparison of targeted and actually achieved figures. Targets were divided into Company level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for 2019 consisted proportionately of a cash component and a cash-settled share-based component. Upon meeting the annual targets, the cash component for the year 2019 was paid in year 2020, after the consolidated financial statements for 2019 had been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation was capped.

Share-based compensation related to this plan for fiscal years ended December 31, 2021, 2020 and 2019 was €0 THOUS, €0 THOUS and €2,623 THOUS, respectively.

Information on holdings under share-based plans

At December 31, 2021 and 2020, the members of the Management Board and plan participants other than the members of the Management Board held the following Performance Shares under the share-based plans:

Performance Shares
	2021			2020
	Members of the Management Board	Other plan participants	Total	Members of the Management Board	Other plan participants	Total
MB LTIP 2020	352,053	—	352,053	159,607	—	159,607
LTIP 2019	8,869	2,399,649	2,408,518	8,869	1,522,102	1,530,971
MB LTIP 2019	102,435	12,564	114,999	102,435	12,564	114,999
NxStage LTIP	—	32,054	32,054	—	40,530	40,530
LTIP 2016	56,624	366,059	422,683	135,473	947,133	1,082,606

Additionally, at December 31, 2021, the members of the Management Board held 455,970 stock options (December 31, 2020: 465,308) and plan participants other than the members of the Management Board held 2,557,339 stock options (December 31, 2020: 2,735,766) under the 2011 SOP.

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2021, 2020 and 2019.

Transactions
	Options	Weighted average exercise price
Stock options for shares	(in thousands)	€
Balance at December 31, 2019	3,489	70.32
Granted	—	—
Exercised (1)	235	53.00
Expired	53	75.65
Balance at December 31, 2020	3,201	71.50
Granted	—	—
Exercised (2)	128	49.83
Expired	60	70.60
Balance at December 31, 2021	3,013	72.44

(1)	The average share price at the date of exercise of the options was €71.75.

(2)	The average share price at the date of exercise of the options was €65.92.

The following tables provide a summary of fully vested options outstanding and exercisable at December 31, 2021 and 2020, respectively:

Stock options 2021
	Outstanding			Exercisable

Range of exercise prices in €	Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01 — 50.00	488,745	0.57	49.93	488,745	49.93
50.01 — 55.00	—	—	—	—	—
55.01 — 60.00	31,080	0.92	58.63	31,080	58.63
60.01 — 65.00	—	—	—	—	—
65.01 — 70.00	—	—	—	—	—
70.01— 75.00	—	—	—	—	—
75.01— 80.00	2,493,484	1.58	77.02	2,493,484	77.02
	3,013,309	1.41	72.44	3,013,309	72.44

Stock options 2020
	Outstanding			Exercisable
Range of exercise prices in €	Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01— 50.00	630,870	1.44	49.91	630,870	49.91
50.01 — 55.00	—	—	—	—	—
55.01 — 60.00	31,080	1.92	58.63	31,080	58.63
60.01 — 65.00	—	—	—	—	—
65.01 — 70.00	—	—	—	—	—
70.01 — 75.00	—	—	—	—	—
75.01 — 80.00	2,539,124	2.58	77.03	2,539,124	77.03
	3,201,074	2.35	71.50	3,201,074	71.50

During the fiscal years ended December 31, 2021, 2020, and 2019, the Company received cash of €6,367 THOUS, €12,445 THOUS and €17,014 THOUS, respectively, from the exercise of stock options (see note 17 of the notes to the consolidated financial statements included in our 2021 20-F). The intrinsic value of stock options exercised for the twelve-month periods ended December 31, 2021, 2020, and 2019 was €2,056 THOUS, €4,402 THOUS and €5,231 THOUS, respectively.

The compensation expense related to equity-settled stock option programs was determined based upon the fair value on the grant date and the number of stock options granted which was recognized over the four-year vesting period. In connection with the 2011 SOP, the Company incurred compensation expense of €1,992 THOUS for the fiscal year ended December 31, 2019. The Company did not incur compensation expense in connection with the 2011 SOP during the years ended December 31, 2021 and 2020.

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Phantom Stock or Performance Shares allocated which will be recognized over the vesting period. The compensation expense that the Company recognized for Performance Shares for the fiscal years ended December 31, 2021, 2020 and 2019, respectively, is presented in the table below.

Compensation expense related to cash-settled plans
in € THOUS
	2021	2020	2019
MB LTIP 2020	2,112	2,115	—
LTIP 2019	21,761	13,689	4,771
MB LTIP 2019	299	820	656
NxStage LTIP	296	513	572
LTIP 2016	3,826	21,864	30,304
LTIP 2011	—	1,894	5,724

(vi)	Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 5 of the notes to the consolidated financial statements included in our 2021 20-F. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the SEC and the NYSE. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term "we (or us) and our affiliates" refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•	the term "Fresenius SE and its affiliates" refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Lease agreements

The Company is a party to real estate lease agreements with Fresenius SE and certain of its affiliates (collectively, “Fresenius SE Companies”), which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties
in € THOUS
	2021			2020			2019
	Depreciation	Interest expense	Lease expense (1)	Depreciation	Interest expense	Lease expense (1)	Depreciation	Interest expense	Lease expense (1)
Fresenius SE	7,876	661	1,654	7,925	740	2,452	4,580	501	4,005
Fresenius SE affiliates	13,709	1,092	38	13,236	1,272	572	12,589	1,396	452
Total	21,585	1,753	1,692	21,161	2,012	3,024	17,169	1,897	4,457

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

Lease agreements with related parties
in € THOUS
	December 31, 2021		December 31, 2020
	Right-of-use asset	Lease liability	Right-of-use asset	Lease liability
Fresenius SE	48,794	50,997	58,073	58,610
Fresenius SE affiliates	68,181	68,284	80,188	81,410
Total	116,975	119,281	138,261	140,020

Trademarks

Fresenius SE continues to own the name “Fresenius” and several marks containing "Fresenius" (hereinafter referred to as “Fresenius Marks”). Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as “D-GmbH”), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use "Fresenius Medical Care" in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Marks” as a trademark in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license to use the "Fresenius Marks" in the former National Medical Care non-renal business if it is used as part of a trademark containing the words "Fresenius Medical Care" together with one or more descriptive words, such as "Fresenius Medical Care Vascular Care" or "Fresenius Medical Care Physician Services."

We and our affiliates have the right to use "Fresenius Marks" in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. Fresenius SE will not use or license third parties to use the Fresenius Marks in the renal business worldwide and will not use the Fresenius Marks alone or in combination with any other words in the US and Canada, except in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business.

Service agreements and products

The Company is party to service agreements with Fresenius SE Companies to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

The Company entered into a ten-year agreement with a Fresenius SE Company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE Company in the amount of €206 THOUS, €7,183 THOUS during the years ended December 31, 2020 and 2019 respectively. Purchases during the year ended December 31, 2021 were negligible.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €1,239,519 THOUS of pharmaceuticals, of which €298,024 THOUS is committed at December 31, 2021 for 2022. The terms of these agreements run up to four years.

Under the CMS Comprehensive End-Stage Renal Disease (“ESRD”) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (“ESCOs”) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS's costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees. The ESCO model ended on March 31, 2021.

Below is a summary, including the Company’s receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements and products with related parties
in € THOUS
	2021		2020		2019		December 31, 2021		December 31, 2020
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements (1)
Fresenius SE	123	38,292	250	29,174	153	29,114	—	6,707	251	3,655
Fresenius SE affiliates	5,657	100,541	4,708	102,323	4,420	105,832	1,544	8,041	824	7,944
Equity method investees	42,391	—	19,730	—	49,052	—	131,661	—	74,935	—
Total	48,171	138,833	24,688	131,497	53,625	134,946	133,205	14,748	76,010	11,599

Products
Fresenius SE	5	—	—	—	3	—	—	—	—	—
Fresenius SE affiliates	50,081	31,719	41,180	44,164	44,771	37,279	13,487	6,000	10,330	5,732
Equity method investees	—	445,714	—	474,100	—	469,474	—	76,444	—	57,207
Total	50,086	477,433	41,180	518,264	44,774	506,753	13,487	82,444	10,330	62,939

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €12,911 THOUS and €5,368 THOUS at December 31, 2021 and 2020, respectively.

Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2021 and December 31, 2020, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €14,900 THOUS and €1,037 THOUS, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 THOUS from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due on August 19, 2022 with an interest rate of 0.6%. On November 28, 2013, the Company borrowed an additional €1,500 THOUS with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on April 21, 2022 with an interest rate of 0.6%.

At December 31, 2021 and December 31, 2020, the Company borrowed from Fresenius SE in the amount of €74,500 THOUS at an interest rate of 0.6% and €13,320 THOUS on an unsecured basis at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 13 of the notes to the consolidated financial statements in our 2021 20-F.

Key management personnel; General Partner reimbursement

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €30,212 THOUS, €33,284 THOUS and €23,905 THOUS, respectively, for its management services during 2021, 2020 and 2019 and included an annual fee of €120 THOUS as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000 THOUS as of December 31, 2021). As of December 31, 2021 and December 31, 2020, the Company had accounts receivable from the General Partner in the amount of €769 THOUS and €4,061 THOUS, respectively. As of December 31, 2021 and December 31, 2020, the Company had accounts payable to the General Partner in the amount of €24,265 THOUS and €20,863 THOUS, respectively.

For information regarding compensation of the Management Board and the Supervisory Board of the Company, as well as information regarding settlements with certain former members of the General Partner’s Management Board in connection with their respective resignations from the Management Board effective December 31, 2021, see part (iv), “Compensation of the Management Board and the Supervisory Board.”

(vii)	Principal Accountant Fees and Services

At the Company’s AGM on August 27, 2020, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”), Frankfurt am Main, was approved to serve as the Company’s new independent accountants beginning with the 2020 fiscal year, thereby replacing KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), Berlin, as the Company’s auditors.

In 2021, 2020 and 2019, fees for the auditors and their affiliates were expensed as follows:

Fees
in € THOUS
	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany
	2021		2020		2019
Audit fees - PwC	10,524	2,041	9,386	1,608	—	—
Audit fees - KPMG	581	—	455	—	10,113	1,665
Audit-related fees - PwC	1,038	614	510	394	—	—
Audit-related fees - KPMG	83	—	87	45	615	525
Tax fees - PwC	633	—	951	54	—	—
Tax fees - KPMG	311	—	310	—	318	—
Other fees - PwC	1,817	1,813	5,236	5,236	—	—
Other fees - KPMG	251	203	42	—	41	—

Audit fees are the aggregate fees billed by the Company’s auditors for the audit of the Company’s consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees.

Audit-related fees are fees charged by the Company’s auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees. This category mainly comprises fees billed by PwC for comfort letters, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. Fees billed by KPMG comprises fees for comfort letters, consultation on accounting issues, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

Tax fees are fees for professional services rendered by PwC for tax compliance, tax consulting associated with international transfer prices, as well as support services related to tax audits. Tax fees billed by KPMG comprises fees for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits.

In 2021 and 2020, other fees include amounts related to services from PwC, mainly in regard to corporate governance. Prior to 2020, other fees included amounts related to services from KPMG in regard to the harmonization of the IT-landscape as well as amounts related to supply chain consulting fees.

Fees billed by the Company’s auditors for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Audit Committee's pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with IFRS. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to election by our shareholders at our AGM in accordance with German law.

Our financial statements are also included in registration statements and reports that we file with the SEC. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in "Item (iii). Directors and Senior Management" above.

The Supervisory Board’s audit committee also adopted a policy requiring management to obtain the committee's approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors. The catalog also provides for additional approval requirements based on fee amount.

The General Partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chairman of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. In addition, the Audit and Corporate Governance Committee is informed about all approvals on a quarterly basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors' independence.

During 2021, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $180 THOUS (€152 THOUS).